Exhibit 99.1

Melco Announces Unaudited First Quarter 2024 Earnings

MACAU, April 30, 2024 (GLOBE NEWSWIRE) — Melco Resorts & Entertainment Limited (Nasdaq: MLCO) (“Melco” or the “Company”), a developer, owner, and operator of integrated resort facilities in Asia and Europe, today reported its unaudited financial results for the first quarter of 2024.

Total operating revenues for the first quarter of 2024 were US$1.11 billion, representing an increase of approximately 55% from US$716.5 million for the comparable period in 2023. The increase in total operating revenues was primarily attributable to the improved performance in all gaming segments and non-gaming operations, largely driven by the continued recovery in inbound tourism to Macau during the first quarter of 2024.

Operating income for the first quarter of 2024 was US$125.4 million, compared with operating income of US$0.4 million in the first quarter of 2023.

Melco generated Adjusted Property EBITDA(1) of US$298.8 million in the first quarter of 2024, compared with Adjusted Property EBITDA of US$190.8 million in the first quarter of 2023.

Net income attributable to Melco Resorts & Entertainment Limited for the first quarter of 2024 was US$15.2 million, or US$0.03 per ADS, compared with net loss attributable to Melco Resorts & Entertainment Limited of US$81.3 million, or US$0.18 per ADS, in the first quarter of 2023. Net loss attributable to noncontrolling interests was US$14.6 million and US$19.4 million during the first quarters of 2024 and 2023, respectively, all of which were related to Studio City, City of Dreams Manila, and City of Dreams Mediterranean and Other.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “We have had an eventful year so far. We have had a shift in management, our sales force has been restructured, we knocked down walls and started reconfiguring our gaming areas and opened several new retail outlets at Studio City – to name just a few of the initiatives taken so far. On the financing side, we repaid another US$250 million in debt, raised US$750 million in bonds, and extended the maturity of our US$1.9 billion revolving credit facility, significantly reducing our refinancing risk in 2025.

“Our improving results in March and April reflect the marketing initiatives we have implemented and the new business we have generated since the management changes in late February, as we continue to focus on providing our patrons with the best premium experience available in Macau and lead the market in all areas of our business. We are extremely optimistic about the continued growth of gaming, entertainment and leisure in Macau and expect to maintain our leadership position with our exceptional portfolio of products.

“City of Dreams Manila in the Philippines has continued to show solid results in the mass segment but was impacted by luck factors in VIP. City of Dreams Mediterranean and our satellite casinos in Cyprus exhibited positive cash flow through the first quarter despite continued conflicts in the region and we are cautiously optimistic that we can expand our business into the seasonally strong summer months.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2024, total operating revenues at City of Dreams were US$550.9 million, compared with US$358.3 million in the first quarter of 2023. City of Dreams generated Adjusted EBITDA of US$153.6 million in the first quarter of 2024, compared with Adjusted EBITDA of US$94.9 million in the first quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Rolling chip volume was US$5.69 billion for the first quarter of 2024 versus US$4.04 billion in the first quarter of 2023. The rolling chip win rate was 2.23% in the first quarter of 2024 versus 2.41% in the first quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$1.48 billion in the first quarter of 2024, compared with US$1.02 billion in the first quarter of 2023. The mass market table games hold percentage was 31.7% in the first quarter of 2024, compared with 27.0% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$890.0 million, compared with US$655.7 million in the first quarter of 2023. The gaming machine win rate was 3.1% in the first quarter of 2024 versus 3.9% in the first quarter of 2023.

Total non-gaming revenue at City of Dreams in the first quarter of 2024 was US$80.6 million, compared with US$58.3 million in the first quarter of 2023.

Altira Macau First Quarter Results

For the quarter ended March 31, 2024, total operating revenues at Altira Macau were US$34.2 million, compared with US$23.8 million in the first quarter of 2023. Altira Macau generated Adjusted EBITDA of US$1.4 million in the first quarter of 2024, compared with negative Adjusted EBITDA of US$2.0 million in the first quarter of 2023. The year-over-year change in Adjusted EBITDA was primarily a result of better performance in the mass market segment.

In the mass market table games segment, drop was US$140.7 million in the first quarter of 2024 versus US$82.6 million in the first quarter of 2023. The mass market table games hold percentage was 24.3% in the first quarter of 2024, compared with 25.0% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$93.9 million, compared with US$74.3 million in the first quarter of 2023. The gaming machine win rate was 3.2% in the first quarter of 2024 versus 3.6% in the first quarter of 2023.

Total non-gaming revenue at Altira Macau in the first quarter of 2024 was US$5.0 million, compared with US$3.7 million in the first quarter of 2023.

Mocha and Other First Quarter Results

Total operating revenues from Mocha and Other were US$31.9 million in the first quarter of 2024, compared with US$30.0 million in the first quarter of 2023. Mocha and Other generated Adjusted EBITDA of US$7.5 million in the first quarter of 2024, compared with Adjusted EBITDA of US$7.7 million in the first quarter of 2023.

Mass market table games drop was US$58.9 million in the first quarter of 2024 versus US$37.7 million in the first quarter of 2023. The mass market table games hold percentage was 16.2% in the first quarter of 2024 versus 16.8% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$527.6 million, compared with US$519.0 million in the first quarter of 2023. The gaming machine win rate was 4.5% in the first quarter of 2024 versus 4.7% in the first quarter of 2023.

Studio City First Quarter Results

For the quarter ended March 31, 2024, total operating revenues at Studio City were US$331.4 million, compared with US$142.2 million in the first quarter of 2023. Studio City generated Adjusted EBITDA of US$87.9 million in the first quarter of 2024, compared with Adjusted EBITDA of US$20.6 million in the first quarter of 2023. The year-over-year increase in Adjusted EBITDA was primarily a result of better performance in all gaming segments and non-gaming operations.

Studio City’s rolling chip volume was US$525.8 million in the first quarter of 2024 versus US$718.5 million in the first quarter of 2023. The rolling chip win rate was 3.72% in the first quarter of 2024 versus 1.59% in the first quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$923.3 million in the first quarter of 2024, compared with US$480.6 million in the first quarter of 2023. The mass market table games hold percentage was 29.5% in the first quarter of 2024, compared with 24.7% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$824.3 million, compared with US$431.7 million in the first quarter of 2023. The gaming machine win rate was 3.2% in the first quarter of 2024, compared with 3.8% in the first quarter of 2023.

Total non-gaming revenue at Studio City in the first quarter of 2024 was US$70.7 million, compared with US$25.1 million in the first quarter of 2023.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2024, total operating revenues at City of Dreams Manila were US$110.7 million, compared with US$133.3 million in the first quarter of 2023. City of Dreams Manila generated Adjusted EBITDA of US$37.8 million in the first quarter of 2024, compared with Adjusted EBITDA of US$60.9 million in the comparable period of 2023. The year-over-year decrease in Adjusted EBITDA was primarily a result of softer performance in the rolling chip segment.

City of Dreams Manila’s rolling chip volume was US$527.7 million in the first quarter of 2024 versus US$655.8 million in the first quarter of 2023. The rolling chip win rate was 2.20% in the first quarter of 2024 versus 5.43% in the first quarter of 2023. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$180.6 million in the first quarter of 2024, compared with US$177.1 million in the first quarter of 2023. The mass market table games hold percentage was 31.8% in the first quarter of 2024, compared with 31.2% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$1.13 billion, compared with US$979.5 million in the first quarter of 2023. The gaming machine win rate was 5.0% in the first quarter of 2024 versus 5.4% in the first quarter of 2023.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2024 was US$28.8 million, compared with US$28.6 million in the first quarter of 2023.

City of Dreams Mediterranean and Other First Quarter Results

The Company operates three satellite casinos in Cyprus in conjunction with City of Dreams Mediterranean.

Total operating revenues at City of Dreams Mediterranean and Other for the quarter ended March 31, 2024 were US$52.4 million, compared with US$27.8 million in the first quarter of 2023. City of Dreams Mediterranean and Other generated Adjusted EBITDA of US$10.5 million in the first quarter of 2024, compared with Adjusted EBITDA of US$8.7 million in the first quarter of 2023.

Rolling chip volume was US$5.2 million for the first quarter of 2024 versus US$0.5 million in the first quarter of 2023. The rolling chip win rate was 8.47% in the first quarter of 2024, compared with 32.91% in the first quarter of 2023. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop was US$108.2 million in the first quarter of 2024, compared with US$42.2 million in the first quarter of 2023. The mass market table games hold percentage was 25.6% in the first quarter of 2024, compared with 21.7% in the first quarter of 2023.

Gaming machine handle for the first quarter of 2024 was US$504.0 million, compared with US$384.9 million in the first quarter of 2023. The gaming machine win rate was 5.1% in the first quarter of 2024 versus 4.9% in the first quarter of 2023.

Total non-gaming revenue at City of Dreams Mediterranean and Other in the first quarter of 2024 was US$11.8 million, compared with US$0.2 million in the first quarter of 2023.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2024 were US$121.1 million, which mainly included interest expenses of US$124.2 million, partially offset by interest income of US$4.5 million.

Depreciation and amortization costs of US$136.8 million were recorded in the first quarter of 2024, of which US$5.0 million related to the amortization expense for land use rights.

The Adjusted EBITDA for Studio City for the three months ended March 31, 2024 referred to above was US$21.7 million more than the Adjusted EBITDA of Studio City contained in the earnings release for Studio City International Holdings Limited (“SCIHL”) dated April 30, 2024 (the “Studio City Earnings Release”). The Adjusted EBITDA of Studio City contained in the Studio City Earnings Release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in this press release. Such intercompany charges include, among other items, fees and shared service charges billed between SCIHL and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in this press release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of March 31, 2024 aggregated to US$1.29 billion, including US$124.9 million of restricted cash. Total debt, net of unamortized deferred financing costs and original issue premiums, was US$7.32 billion at the end of the first quarter of 2024, a reduction of approximately US$150 million compared to the total debt balance as of December 31, 2023, primarily as a result of the approximately US$150 million repayment of loans drawn under our revolving credit facility. Available liquidity, including cash and undrawn revolving credit facilities, as of March 31, 2024, was US$2.36 billion.

Capital expenditures for the first quarter of 2024 were US$36.4 million, which included costs related to the enhancement projects at City of Dreams in Macau and Studio City.

Recent Developments

On April 8, 2024, Melco extended the maturity date on its HK$14.85 billion (equivalent to US$1.92 billion) revolving credit facility from April 29, 2025 to April 29, 2027.

In addition, on April 9, 2024, Melco, through its wholly owned subsidiary Melco Resorts Finance Limited (“Melco Resorts Finance”), announced that it had successfully priced an international offering of senior unsecured notes for an aggregate principal amount of US$750 million at a coupon of 7.625% due 2032 (the “MRF Notes”). The MRF Notes were issued and settled on April 17, 2024. The proceeds from the MRF Notes were used to repay loans drawn under Melco’s revolving credit facility, and therefore the balance sheet impact of the MRF Notes is debt neutral.

On April 8, 2024, Studio City Finance Limited (“Studio City Finance”) announced that it initiated a cash tender offer for up to an aggregate principal amount of US$100,000,000 of its outstanding 6.000% senior notes due 2025 (the “SCF Notes” and such tender offer, the “Tender Offer”). The early tender period expired on April 19, 2024 (the “Early Tender Date”) and at the Early Tender Date, valid tenders had been received (and not validly withdrawn) with respect to US$307,150,000 aggregate principal amount of the SCF Notes. An aggregate principal amount equal to US$100,029,000 of the tendered SCF Notes were accepted by Studio City Finance for repurchase and cancelled.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2024 financial results on Tuesday, April 30, 2024 at 8:30 a.m. Eastern Time (or 8:30 p.m. Singapore Time).

To join the conference call, please register in advance using the below Online Registration Link. Upon registering, each participant will receive the dial-in numbers and a unique Personal PIN which can be used to join the conference.

Online Registration Link:

https://register.vevent.com/register/BI3c8083a4cd13420cb5143cd18ed15b6e

An audio webcast and replay of the conference call will also be available at http://www.melco-resorts.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the pace of recovery from the impact of COVID-19 on our business, our industry and the global economy, (ii) risks associated with the amended Macau gaming law and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, the Philippines and the Republic of Cyprus, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1) “Adjusted EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), integrated resort and casino rent and other non-operating income and expenses. “Adjusted Property EBITDA” is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, integrated resort and casino rent, Corporate and Other expenses and other non-operating income and expenses. Adjusted EBITDA and Adjusted Property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA and Adjusted Property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors.

The Company also presents Adjusted EBITDA and Adjusted Property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measures as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA and Adjusted Property EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA and Adjusted Property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA and Adjusted Property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA or Adjusted Property EBITDA. Also, the Company’s calculation of Adjusted EBITDA and Adjusted Property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted Property EBITDA and Adjusted EBITDA has material limitations as an analytical tool, as Adjusted Property EBITDA and Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA and Adjusted Property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2) “Adjusted net income/loss” is net income/loss before pre-opening costs, development costs and property charges and other, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income/loss and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income/loss attributable to Melco Resorts & Entertainment Limited and adjusted net income/loss attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO), is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau (www.altiramacau.com), an integrated resort located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreamsmanila.com), an integrated resort in the Entertainment City complex in Manila. In Europe, the Company operates City of Dreams Mediterranean in Limassol in the Republic of Cyprus (www.cityofdreamsmed.com.cy). The Company also continues to operate three satellite casinos in other cities in Cyprus (the “Cyprus Casinos”). For more information about the Company, please visit www.melco-resorts.com.

The Company is majority owned by Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, which is in turn majority owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
Operating revenues:
Casino	$913,320	$599,000
Rooms	100,838	58,588
Food and beverage	66,105	36,755
Entertainment, retail and other	32,144	22,137

Total operating revenues	1,112,407	716,480

Operating costs and expenses:
Casino	(609,751)	(398,869)
Rooms	(29,252)	(14,351)
Food and beverage	(54,737)	(27,514)
Entertainment, retail and other	(16,626)	(6,026)
General and administrative	(126,955)	(110,004)
Payments to the Philippine Parties	(8,489)	(13,348)
Pre-opening costs	(2,289)	(13,112)
Development costs	(138)	-
Amortization of land use rights	(4,976)	(5,658)
Depreciation and amortization	(131,822)	(115,801)
Property charges and other	(2,022)	(11,442)

Total operating costs and expenses	(987,057)	(716,125)

Operating income	125,350	355

Non-operating income (expenses):
Interest income	4,538	6,794
Interest expense, net of amounts capitalized	(124,192)	(108,958)
Other financing costs	(1,624)	(934)
Foreign exchange losses, net	(1,828)	(819)
Other income, net	2,000	660

Total non-operating expenses, net	(121,106)	(103,257)

Income (loss) before income tax	4,244	(102,902)
Income tax (expense) benefit	(3,694)	2,241

Net income (loss)	550	(100,661)
Net loss attributable to noncontrolling interests	14,620	19,373

Net income (loss) attributable to Melco Resorts & Entertainment Limited	$15,170	$(81,288)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.012	$(0.061)

Diluted	$0.012	$(0.061)

Net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.035	$(0.184)

Diluted	$0.035	$(0.184)

Weighted average shares outstanding used in net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,311,270,775	1,325,716,287

Diluted	1,318,824,507	1,325,716,287

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	March 31,	December 31,
	2024	2023
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,164,076	$1,310,715
Restricted cash	26	27
Accounts receivable, net	82,999	91,638
Receivables from affiliated companies	1,080	797
Inventories	29,649	29,427
Prepaid expenses and other current assets	113,811	111,688

Total current assets	1,391,641	1,544,292

Property and equipment, net	5,422,840	5,533,994
Intangible assets, net	295,239	304,652
Goodwill	81,460	81,582
Long-term prepayments, deposits and other assets, net	124,869	100,320
Restricted cash	124,897	125,094
Operating lease right-of-use assets	58,304	62,356
Land use rights, net	576,933	582,782

Total assets	$8,076,183	$8,335,072

LIABILITIES AND DEFICIT
Current liabilities:
Accounts payable	$13,594	$11,752
Accrued expenses and other current liabilities	927,373	1,008,316
Income tax payable	27,768	28,183
Operating lease liabilities, current	17,841	19,685
Finance lease liabilities, current	34,859	35,307
Payables to affiliated companies	398	377

Total current liabilities	1,021,833	1,103,620

Long-term debt, net	7,323,891	7,472,620
Other long-term liabilities	313,200	322,591
Deferred tax liabilities, net	36,353	34,959
Operating lease liabilities, non-current	52,018	53,858
Finance lease liabilities, non-current	181,723	187,474

Total liabilities	8,929,018	9,175,122

Deficit:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,404,679,067 and 1,404,679,067 shares issued; 1,311,270,775 and 1,311,270,775 shares outstanding, respectively	14,047	14,047
Treasury shares, at cost; 93,408,292 and 93,408,292 shares, respectively	(255,068)	(255,068)
Additional paid-in capital	3,116,411	3,109,212
Accumulated other comprehensive losses	(116,530)	(98,599)
Accumulated losses	(4,041,702)	(4,056,872)

Total Melco Resorts & Entertainment Limited shareholders’ deficit	(1,282,842)	(1,287,280)
Noncontrolling interests	430,007	447,230

Total deficit	(852,835)	(840,050)

Total liabilities and deficit	$8,076,183	$8,335,072

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended
	March 31,
	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$15,170	$(81,288)
Pre-opening costs	2,289	13,112
Development costs	138	-
Property charges and other	2,022	11,442
Income tax impact on adjustments	(19)	(308)
Noncontrolling interests impact on adjustments	(39)	(4,586)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited	$19,561	$(61,628)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share:
Basic	$0.015	$(0.046)

Diluted	$0.015	$(0.046)

Adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per ADS:
Basic	$0.045	$(0.139)

Diluted	$0.044	$(0.139)

Weighted average shares outstanding used in adjusted net income (loss) attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,311,270,775	1,325,716,287

Diluted	1,318,824,507	1,325,716,287

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income to Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended March 31, 2024
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	City of Dreams Mediterranean and Other (3)	Corporate and Other	Total
Operating (loss) income	$(384)	$6,512	$98,066	$33,281	$15,492	$(2,435)	$(25,182)	$125,350
Payments to the Philippine Parties	-	-	-	-	8,489	-	-	8,489
Integrated resort and casino rent (4)	-	-	-	-	1,748	-	-	1,748
Pre-opening costs	69	-	1,872	59	-	289	-	2,289
Development costs	-	-	-	-	-	-	138	138
Depreciation and amortization	575	921	51,424	54,267	11,626	12,714	5,271	136,798
Share-based compensation	119	37	1,314	374	300	105	4,654	6,903
Property charges and other	1,047	(5)	927	(60)	190	(136)	59	2,022

Adjusted EBITDA	1,426	7,465	153,603	87,921	37,845	10,537	(15,060)	283,737
Corporate and Other expenses	-	-	-	-	-	-	15,060	15,060

Adjusted Property EBITDA	$1,426	$7,465	$153,603	$87,921	$37,845	$10,537	$-	$298,797

	Three Months Ended March 31, 2023
	Altira Macau	Mocha and Other	City of Dreams	Studio City	City of Dreams Manila	Cyprus Operations	Corporate and Other	Total
Operating (loss) income	$(8,218)	$6,564	$19,626	$(19,455)	$34,719	$(580)	$(32,301)	$355
Payments to the Philippine Parties	-	-	-	-	13,348	-	-	13,348
Integrated resort and casino rent (4)	-	-	-	-	486	-	-	486
Pre-opening costs	-	-	-	5,063	-	8,049	-	13,112
Depreciation and amortization	5,929	1,077	61,372	34,368	12,469	1,184	5,060	121,459
Share-based compensation	(57)	37	2,817	323	293	26	7,373	10,812
Property charges and other	308	-	11,112	290	(403)	3	132	11,442

Adjusted EBITDA	(2,038)	7,678	94,927	20,589	60,912	8,682	(19,736)	171,014
Corporate and Other expenses	-	-	-	-	-	-	19,736	19,736

Adjusted Property EBITDA	$(2,038)	$7,678	$94,927	$20,589	$60,912	$8,682	$-	$190,750

(3)

Effective from June 12, 2023, with the soft opening of City of Dreams Mediterranean, the Cyprus Operations segment which previously included the operation of the temporary casino before its closure on June 9, 2023 and the licensed satellite casinos in Cyprus, has been renamed to City of Dreams Mediterranean and Other segment which included the operation of City of Dreams Mediterranean and the licensed satellite casinos in Cyprus.

(4)	Integrated resort and casino rent represents land rent and variable lease costs to Belle Corporation.

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income (Loss) Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA (Unaudited)

(In thousands)

	Three Months Ended
	March 31,
	2024	2023
Net income (loss) attributable to Melco Resorts & Entertainment Limited	$15,170	$(81,288)
Net loss attributable to noncontrolling interests	(14,620)	(19,373)

Net income (loss)	550	(100,661)
Income tax expense (benefit)	3,694	(2,241)
Interest and other non-operating expenses, net	121,106	103,257
Depreciation and amortization	136,798	121,459
Property charges and other	2,022	11,442
Share-based compensation	6,903	10,812
Development costs	138	-
Pre-opening costs	2,289	13,112
Integrated resort and casino rent (4)	1,748	486
Payments to the Philippine Parties	8,489	13,348

Adjusted EBITDA	283,737	171,014
Corporate and Other expenses	15,060	19,736

Adjusted Property EBITDA	$298,797	$190,750

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2024	2023
Room Statistics:
Altira Macau
Average daily rate (5)	$133	$122
Occupancy per available room	94%	71%
Revenue per available room (6)	$126	$87
City of Dreams
Average daily rate (5)	$206	$212
Occupancy per available room	94%	72%
Revenue per available room (6)	$194	$153
Studio City
Average daily rate (5)	$159	$107
Occupancy per available room	96%	76%
Revenue per available room (6)	$152	$82
City of Dreams Manila
Average daily rate (5)	$169	$186
Occupancy per available room	96%	95%
Revenue per available room (6)	$162	$177
City of Dreams Mediterranean and Other
Average daily rate (5)	$299	N/A
Occupancy per available room	54%	N/A
Revenue per available room (6)	$161	N/A
Other Information:
Altira Macau
Average number of table games	43	46
Average number of gaming machines	136	158
Table games win per unit per day (7)	$8,725	$4,983
Gaming machines win per unit per day (8)	$243	$190
Mocha and Other
Average number of table games	18	15
Average number of gaming machines	897	883
Table games win per unit per day (7)	$5,834	$4,688
Gaming machines win per unit per day (8)	$292	$305
City of Dreams
Average number of table games	430	430
Average number of gaming machines	646	643
Table games win per unit per day (7)	$15,266	$9,635
Gaming machines win per unit per day (8)	$474	$446
Studio City
Average number of table games	246	246
Average number of gaming machines	670	677
Table games win per unit per day (7)	$13,031	$5,879
Gaming machines win per unit per day (8)	$437	$272
City of Dreams Manila
Average number of table games	269	268
Average number of gaming machines	2,280	2,296
Table games win per unit per day (7)	$2,821	$3,764
Gaming machines win per unit per day (8)	$274	$255
City of Dreams Mediterranean and Other
Average number of table games	104	35
Average number of gaming machines	889	447
Table games win per unit per day (7)	$2,974	$2,962
Gaming machines win per unit per day (8)	$317	$471

(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis